Exhibit 99.1

Joint News Release
B2Gold Corp. Agrees to Acquire Volta Resources Inc.

Vancouver, October 28, 2013 - B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold”) and Volta Resources Inc. (TSX: VTR) (“Volta”) are pleased to announce that they have signed a binding letter agreement pursuant to which B2Gold has agreed to acquire (the “Transaction”) all of the outstanding common shares of Volta at the agreed exchange ratio of 0.15 B2Gold shares for each Volta share held (the “Consideration”), which represents a purchase price of approximately C$0.42 per Volta share and a total equity value for Volta of approximately US$63 million based on the fully-diluted in-the-money Volta shares outstanding and a premium of 106% based on each respective company’s share price on the Toronto Stock Exchange (“TSX”) on October 25, 2013. The Consideration represents an 81% premium based on B2Gold and Volta’s respective volume weighted average share prices on the TSX for the 20 trading day period ending October 25, 2013.

The acquisition of Volta by B2Gold will add to B2Gold’s development portfolio an 81% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in two additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and contained in Volta’s current independent technical report released in January 2013. B2Gold is well positioned to progress development and ultimately realize value at Kiaka given its strong funding capacity and a management team with significant mine development and operating experience.

The board of directors of Volta, based on the recommendation of its special committee, unanimously determined that the Transaction is in the best interests of the Volta shareholders and recommends that such shareholders vote in favour of the Transaction. Volta’s financial advisor, BMO Capital Markets, has provided an oral fairness opinion that based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the Consideration proposed to be paid to the holders of Volta common shares pursuant to the Transaction is fair from a financial point of view to such shareholders. Each of the directors and officers of Volta, representing approximately 2% of the outstanding Volta shares, have agreed to vote in favour of the Transaction.

Clive Johnson, President and Chief Executive Officer of B2Gold, stated: “This acquisition significantly enhances our gold leverage with the addition of the Kiaka gold project. Kiaka is a significant, high quality and well defined resource with low technical risk that adds to our portfolio an asset with the potential to contribute meaningfully to B2Gold’s already impressive future production growth profile. Our team has looked at many projects over the last several years and Kiaka stood out as a technically strong asset with low technical risk that in the appropriate gold price environment could be one of B2Gold’s largest sources of future gold production. We look forward to working with Volta’s experienced management and technical team to further advance the Kiaka gold project.”

Kevin Bullock, President and Chief Executive Officer of Volta, stated: “In a difficult market where financing of development stage gold companies has become increasingly challenging, we are very pleased to be partnering with an intermediate gold producer that has both the financial and technical capabilities to advance Kiaka for the benefit of Volta shareholders. B2Gold has evaluated Kiaka in depth and has validated our consistent view that Kiaka is truly a robust project with low technical risk. Our shareholders are receiving a significant premium to recent trading prices and have the ability to continue to participate, through B2Gold shares, in both the gold price and Kiaka’s advancement.”

Benefits to B2Gold’s Shareholders

The acquisition of Volta further establishes B2Gold as an intermediate gold producer with:

● A Large and Expanding Resource Base

The Kiaka gold project hosts a large high quality gold deposit containing a measured and indicated gold resource of 4.86 million ounces (153.3 million tonnes grading 0.99 g/t) and an additional inferred gold resource estimate of 1.01 million ounces (33.7 million tonnes grading 0.93 g/t) prepared in accordance with NI 43-101, increasing B2Gold’s attributable total resources by 37% and enhancing B2Gold’s per share leverage to gold. In addition, there remains significant exploration and resource expansion potential at Kiaka and Volta’s other exploration properties that is expected to benefit both company’s shareholders through their equity positions in B2Gold following the completion of the Transaction.

● Significant Option Value

The Kiaka gold project provides B2Gold with significant option value to future gold prices. B2Gold’s technical team will continue the de-risking process at the Kiaka gold project through the advancement of a feasibility study to establish the project’s overall economics and will consider proceeding to development of the mine once appropriate returns are evident in a higher gold price environment.

● A Strengthened Development Pipeline

The Transaction adds to B2Gold’s pipeline of development assets following the development and construction of the Otjikoto gold project, with the potential to add annual production from the Kiaka gold project of approximately 340,000 gold ounces when completed to become one of B2Gold’s largest producing assets. Volta’s portfolio of early-stage and advanced-stage assets in the greenstone belts of Burkina Faso provide extensive exploration potential and a platform for growth in a stable jurisdiction of West Africa.

● An Experienced Management Team

The management of B2Gold has a strong track record of identifying, acquiring and executing to generate value for their shareholders using their extensive mine exploration, development, financing and operating experience and is well positioned to continue consolidation in the gold industry. The addition of Volta’s management and technical team, with extensive experience in West Africa, will further strengthen the B2Gold team.

Benefits to Volta’s Shareholders

Volta shareholders stand to realize potential benefits in both the near and longer term through this Transaction:

● Significant Premium Paid

The consideration to be paid for the Volta shares represents a significant premium equal to 106% to Volta’s closing price on the TSX on October 25, 2013 and based on B2Gold’s closing price on such date and an 81% premium based on each company’s respective 20-day volume weighted average share price.

● Leverage to B2Gold’s Immediate Production and Growth

Volta’s shareholders, through the B2Gold shares that will be issued as consideration in the Transaction, will gain leverage to B2Gold’s established portfolio of producing assets with production guidance in 2013 of 360,000 to 380,000 gold ounces at operating cash costs of US$770 to US$790 per ounce and an expectation for production growth to 550,000 gold ounces per year by 2015 with the development of the Otjikoto gold project.

● Retained Exposure to the Substantially De-risked Kiaka Project and Exploration Success

Volta shareholders will retain upside potential to the advancement of the Kiaka gold project that will be significantly de-risked as part of a larger company through its better access to capital and a broader technical team with mine building experience in Africa.

● Substantially Higher Liquidity and Better Capital Markets Exposure

Over the trailing 52-week period, an average of approximately 7.8 million B2Gold shares have traded per day, representing an average value of US$22.6 million, and B2Gold is currently covered by 14 publishing research analysts.

Transaction Details

Under the terms of the Transaction, each Volta shareholder will receive 0.15 common shares of B2Gold for each Volta common share held. The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast in person or by proxy of the shareholders of Volta at a special meeting of Volta shareholders to be held no later than January 15, 2014. The Transaction is also subject to, among other things, the negotiation and execution of a definitive agreement to give effect to the Transaction following completion of the confirmatory legal and financial due diligence on Volta on or before November 14, 2013, the receipt of all necessary regulatory, governmental and court approvals, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The binding agreement includes customary deal protections provisions. Volta has agreed not to solicit any alternative transactions and to pay B2Gold a break fee equal to C$2.0 million in certain circumstances. In addition, Volta has granted B2Gold a right to match any competing offer. Closing of the Transaction is set to occur by no later than January 31, 2014.

Upon completion of the Transaction, B2Gold will appoint one nominee of Volta to the B2Gold board of directors, with the existing eight directors of B2Gold continuing as directors.

Upon completion of the Transaction, B2Gold will have approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully-diluted in-the-money shares outstanding of the combined company.

B2Gold’s financial advisor is GMP Securities L.P. and its legal counsel is Lawson Lundell LLP. Volta’s financial advisor is BMO Capital Markets and its legal counsel is Cassels Brock & Blackwell LLP.

Ben Parsons, MSc, MAusIMM (CP) of SRK Consulting (UK) Limited, is a Qualified Person as defined under National Instrument 43-101. All of the scientific and technical disclosure contained in this press release regarding the Kiaka gold project was prepared by or under the supervision of and verified by Mr. Parsons. For further information regarding the Kiaka gold project see Volta’s Annual Information Form dated March 27, 2013 and Volta’s independent technical report entitled “An Updated Mineral Resource Estimate on the Kiaka Gold Project, Burkina Faso” dated January 14, 2013.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About B2Gold

B2Gold Corp. is a Vancouver based gold producer with two mines in Nicaragua, one mine in the Philippines and a strong portfolio of development and exploration assets in Nicaragua, the Philippines, Namibia and Colombia. B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions, capitalizing on the extensive experience and relationships that management has developed over the past 25 years. B2Gold trades on the TSX under the symbol “BTO”, on the NYSE MKT under the symbol “BTG” and on the Namibian Stock Exchange under the symbol “B2G”.

About Volta

Volta Resources Inc. is a Canadian resource company with a portfolio of quality gold exploration projects in Burkina Faso and Ghana, both mining-friendly West African jurisdictions with proven world-class gold deposits. Volta is currently focussed on its flagship Kiaka gold project, located in south central Burkina Faso, approximately 140 kilometres southeast of the capital Ouagadougou. The acquisition of properties around the Kiaka gold project has provided Volta with an extensive ground position along the highly prospective Markoye Fault Corridor in an important emerging gold province.

Conference Call

A conference call will be held on Monday, October 28, 2013, 11:30 a.m. (Toronto) / 8:30 a.m. (Vancouver) to discuss the Transaction. Please use the following information to access the call:

Vancouver and Toll Free:  1-866-223-7781
In Toronto:       416-340-2218

There will be a question and answer session following management presentations during the call.

A playback version of the call will be available for one week after the call by dialing 905-694-9451 or within North America call toll free 1-800-408-3053 (pass code: 7879694).

ON BEHALF OF B2GOLD CORP.	ON BEHALF OF VOLTA RESOURCES INC.

“Clive T. Johnson”	“Kevin Bullock”
President and Chief Executive Officer	President and Chief Executive Officer

For more information on B2Gold please visit the company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

For more information on Volta please visit the company web site at www.voltaresources.com or contact:

Kevin Bullock
President and Chief Executive Officer
416-867-2299

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Volta or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of B2Gold, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

Cautionary Note Regarding Forward-Looking Information This press release contains "forward-looking statements” and "forward- looking information" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, respectively. Such forward-looking statements and information include, but are not limited to, statements with respect to the potential completion and timing of the Transaction, the future financial or operating performance of B2Gold and Volta and their respective projects, statements regarding exploration prospects, statements regarding synergies and financial impact of the proposed Transaction, the terms and conditions of the Transaction, the benefits of the proposed Transaction, the identification of mineral reserves and resources, costs of and capital for exploration and development projects, exploration and development expenditures, timing of future exploration and development activities, future production, potential realized value from projects, expected levels of future risk, requirements for additional capital, and the timing and possible outcome of regulatory matters. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements and information are based on various assumptions and on the best estimates of Volta or B2Gold, as the case may be, as of the date hereof, and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of B2Gold or Volta (and the company resulting from the successful completion of the proposed Transaction) to be materially different from those expressed or implied by such forward-looking statements and information, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; delay or failure to enter into a definitive agreement or to receive shareholder or regulatory approvals or the failure to satisfy other closing conditions to the Transaction; timing and availability of external financing on acceptable terms; the business of B2Gold and Volta not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the potential benefits of the proposed Transaction; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of mineral prices; failure ofplant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and, delays in obtaining governmental approvals or required financing or in the completion of activities, and as well as those risks identified in B2Gold ’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedar.com and www.sec.gov respectively, as well as in Volta’s filings with Canadian securities regulators at www.sedar.com, from time to time. Although each of B2Gold and Volta has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements and information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. Neither B2Gold nor Volta undertakes to update any forward-looking information, except in accordance with applicable securities laws.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.